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                                                                   EXHIBIT 23.1





                              ACCOUNTANTS' CONSENT


The Board of Directors
PC411, Inc.:

We consent to the use of our reports included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

Our report dated April 5, 1996, except as to notes 2, 3, 5 and 9 which are as of January 29, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                       KPMG Peat Marwick LLP


Long Beach, California
February 10, 1997